Manulife Financial Corporation

Consolidated Financial Statements — Amended

For the three months ended March 31, 2005

Consolidated Statements of Operations

For the three months ended March 31
(Canadian $ in millions except per share amounts, unaudited)	2005	2004
Revenue
Premium income	$4,271	$2,533
Net investment income	2,313	1,159
Other revenue	1,054	448

Total revenue	$7,638	$4,140

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	$1,502	$756
Maturity and surrender benefits	2,921	857
Annuity payments	856	312
Policyholder dividends and experience rating refunds	352	192
Net transfers to segregated funds	160	229
Change in actuarial liabilities	(1,166)	128
General expenses	1,000	510
Commissions	720	480
Interest expense	194	99
Premium taxes	68	33
Non-controlling interest in subsidiaries	5	4

Total policy benefits and expenses	$6,612	$3,600

Income before income taxes	$1,026	$540
Income taxes	(226)	(117)

Net income	$800	$423

Loss attributed to participating policyholders	$(1)	$(2)

Net income attributed to shareholders	$801	$425

Preferred share dividends	(1)	—

Net income available to common shareholders	$800	$425

Weighted average number of common shares outstanding (in millions)	806	463
Weighted average number of diluted common shares outstanding (in millions)	814	467

Basic earnings per common share	$0.99	$0.92
Diluted earnings per common share	$0.98	$0.91

Certain comparative amounts have been restated. See note 2 of the interim consolidated financial statements.

The accompanying notes to consolidated financial statements are an integral part of these statements

MFC 2005 Q1 Report     9

Consolidated Balance Sheets

As at	March 31	December 31	March 31
(Canadian $ in millions, unaudited)	2005	2004	2004
Assets
Invested assets
Bonds	$106,462	$106,612	$42,630
Mortgages	28,904	28,684	10,688
Stocks	8,321	7,805	5,658
Real estate	4,706	4,669	4,063
Policy loans	6,871	6,743	4,528
Cash and short-term investments	6,878	8,517	6,424
Bank loans	1,548	1,391	1,150
Other investments	4,855	4,721	845

Total invested assets	$168,545	$169,142	$75,986

Other assets
Accrued investment income	$1,828	$1,777	$891
Outstanding premiums	678	549	388
Goodwill	7,347	7,332	609
Intangible assets	1,813	1,806	—
Miscellaneous	3,657	3,640	1,098

Total other assets	$15,323	$15,104	$2,986

Total assets	$183,868	$184,246	$78,972

Segregated funds net assets	$120,814	$117,890	$77,797

(continued on next page)

10     MFC 2005 Q1 Report

Consolidated Balance Sheets (continued)

As at	March 31	December 31	March 31
(Canadian $ in millions, unaudited)	2005	2004	2004
Liabilities and Equity
Actuarial liabilities (note 5)	$129,704	$130,608	$52,424
Benefits payable and provision for unreported claims	2,018	1,933	1,734
Policyholder amounts on deposit	4,346	4,869	2,535
Deferred realized net gains	3,820	3,667	3,507
Bank deposits	4,570	4,373	2,776
Consumer notes	2,983	2,881	—
Future income tax liability	1,199	980	253
Other liabilities	6,601	6,800	3,225

	$155,241	$156,111	$66,454
Long-term debt	2,902	2,948	1,128
Liabilities for preferred shares and capital instruments (note 6)	1,940	1,950	1,990
Non-controlling interest in subsidiaries (note 7)	142	136	40
Equity
Participating policyholders’ equity	149	150	80
Shareholders’ equity
Preferred shares (note 8)	344	—	—
Common shares (note 8)	14,593	14,646	616
Contributed surplus	98	102	19
Retained earnings and currency translation account	8,459	8,203	8,645

Total equity	$23,643	$23,101	$9,360

Total liabilities and equity	$183,868	$184,246	$78,972

Segregated funds net liabilities	$120,814	$117,890	$77,797

Certain comparative amounts have been restated. See note 2 of the interim consolidated financial statements.
The accompanying notes to consolidated financial statements are an integral part of these statements.

Dominic D’Alessandro	Arthur R. Sawchuk
President and Chief Executive Officer	Chairman of the Board of Directors

MFC 2005 Q1 Report     11

Consolidated Statements of Equity

For the three months ended March 31	Participating
(Canadian $ in millions, unaudited)	Policyholders	Shareholders	2005	2004
Preferred shares
Balance, January 1	$—	$—	$—	$—
Preferred shares issued	—	350	350	—
Issuance costs, net of tax	—	(6)	(6)	—

Balance, March 31	$—	$344	$344	$—

Common shares
Balance, January 1	$—	$14,646	$14,646	$599
Issued on exercise of stock options and deferred share units	—	69	69	17
Purchase and cancellation	—	(122)	(122)	—

Balance, March 31	$—	$14,593	$14,593	$616

Contributed surplus
Balance, January 1	$—	$102	$102	$14
Exercise of stock options	—	(12)	(12)	—
Stock option expense	—	8	8	5

Balance, March 31	$—	$98	$98	$19

Retained earnings
Balance, January 1	$150	$10,418	$10,568	$8,974
Net income (loss)	(1)	801	800	423
Preferred share dividends	—	(1)	(1)	—
Common share dividends	—	(210)	(210)	(97)
Purchase and cancellation of common shares	—	(260)	(260)	—

Balance, March 31	$149	$10,748	$10,897	$9,300

Currency translation account
Balance, January 1	$—	$(2,215)	$(2,215)	$(673)
Change during the period	—	(74)	(74)	98

Balance, March 31	$—	$(2,289)	$(2,289)	$(575)

Total retained earnings and currency translation account	$149	$8,459	$8,608	$8,725

Total equity	$149	$23,494	$23,643	$9,360

Certain comparative amounts have been restated. See note 2 of the interim consolidated financial statements.
The accompanying notes to consolidated financial statements are an integral part of these statements.

12     MFC 2005 Q1 Report

Consolidated Statements of Cash Flows

For the three months ended March 31
(Canadian $ in millions, unaudited)	2005	2004
Operating activities

Net income	$800	$423
Adjustments for non-cash items in net income:
Increase in actuarial liabilities, excluding Guaranteed and Structured Financial Products	443	128
Amortization of net realized and unrealized gains on investments	(199)	(175)
Amortization of premium/discount and mark to market adjustments	137	29
Other amortization	37	19
Future income tax expense	209	80
Provisions (recoveries) on investments	58	(39)
Stock-based compensation expense	8	5
Non-controlling interest in subsidiaries	5	4

Net income adjusted for non-cash items	$1,498	$474
Changes in operating receivables and payables	(192)	(635)

Cash provided by (used in) operating activities	$1,306	$(161)

Investing activities
Purchases and mortgage advances	$(16,744)	$(9,250)
Disposals and repayments	15,870	9,449

Cash (used in) provided by investing activities	$(874)	$199

Financing activities
(Decrease) increase in repurchase agreements and securities sold but not yet purchased	$(349)	$207
Issue of long-term debt	25	—
Repayment of long-term debt	(86)	—
Net redemptions in Guaranteed and Structured Financial Products’ institutional products	(1,609)	—
Bank deposits, net	163	226
Consumer notes issued	93	—
Sale of preferred shares of a subsidiary	—	62
Preferred share dividends	(1)	—
Common share dividends	(210)	(97)
Borrowed funds (repaid), net	(352)	4
Purchase and cancellation of common shares	(382)	—
Common shares issued on exercise of options	57	17
Preferred shares issued, net	344	—

Cash (used in) provided by financing activities	$(2,307)	$419

(continued on next page)

MFC 2005 Q1 Report     13

Consolidated Statements of Cash Flows (continued)

For the three months ended March 31
(Canadian $ in millions, unaudited)	2005	2004
Cash and short-term investments
Decrease (increase) during the period	$(1,875)	$457
Currency impact on cash and short-term investments	1	50
Balance, January 1	8,181	5,554

Balance, March 31	$6,307	$6,061

Cash and short-term investments

Beginning of period
Gross cash and short-term investments	$8,517	$5,877
Net payments in transit, included in other liabilities	(336)	(323)

Net cash and short-term investments, January 1	$8,181	$5,554

End of period
Gross cash and short-term investments	$6,878	$6,424
Net payments in transit, included in other liabilities	(571)	(363)

Net cash and short-term investments, March 31	$6,307	$6,061

Certain comparative amounts have been restated. See note 2 of the interim consolidated financial statements.
The accompanying notes to consolidated financial statements are an integral part of these statements.

14     MFC 2005 Q1 Report

Segregated Funds Consolidated Statements of Net Assets

As at	March 31	December 31	March 31
(Canadian $ in millions, unaudited)	2005	2004	2004
Investments, at market values
Cash and short-term investments	$1,287	$1,726	$2,882
Bonds	8,136	7,478	5,362
Stocks	108,923	106,304	69,475
Other investments	2,182	2,193	—
Accrued investment income	83	106	15
Other assets, net	203	83	63

Total segregated funds net assets	$120,814	$117,890	$77,797

Composition of segregated funds net assets:
Held by policyholders	120,509	$117,570	$77,500
Held by the Company	305	320	297

Total segregated funds net assets	$120,814	$117,890	$77,797

Segregated Funds Consolidated Statements of Changes in Net Assets

For the three months ended March 31
(Canadian $ in millions, unaudited)	2005	2004
Additions
Deposits from policyholders	$7,433	$5,702
Net realized and unrealized investment gains (losses)	(1,505)	1,905
Interest and dividends	541	276
Net transfers from general fund	160	229
Currency revaluation	265	846

Total additions	$6,894	$8,958

Deductions
Payments to policyholders	$3,513	$2,373
Management and administrative fees	457	252

Total deductions	$3,970	$2,625

Net additions for the period	$2,924	$6,333
Segregated funds net assets, January 1	117,890	71,464

Segregated funds net assets, March 31	$120,814	$77,797

The accompanying notes to consolidated financial statements are an integral part of these statements.

MFC 2005 Q1 Report     15

Notes to the Summary Consolidated Financial Statements
(Canadian $ in millions unless otherwise stated, unaudited)

Note 1 — Significant Accounting Policies

Manulife Financial Corporation (“MFC”) is a publicly traded stock life insurance company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Financial Services, Inc. (“JHF”), the holding company of a United States financial services group.

These Summary Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles and the accounting requirements of the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), except that these unaudited financial statements do not include all of the disclosures required for annual financial statements. None of the accounting requirements of OSFI is an exception to accounting principles generally accepted in Canada. The significant accounting policies followed in the preparation of these interim Summary Consolidated Financial Statements are consistent with those found in the 2004 Annual Report, except as disclosed in note 2, and should be read in conjunction with the 2004 Annual Report.

Note 2 — Changes in Accounting Policies and Newly Issued Accounting Pronouncements

a)	Consolidation of variable interest entities

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG 15”), which was effective for MFC and its subsidiaries (the “Company”) on January 1, 2005. AcG 15 sets out the application of consolidation principles to variable interest entities (“VIEs”) that are subject to consolidation on the basis of beneficial financial interest as opposed to ownership of voting interests. VIEs are entities in which the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support. The Company has determined that no variable interest entity (“VIE”) is required to be consolidated under the new guidance. The Company also determined that Manulife Financial Capital Trust (the “Trust”) is a VIE and that the Company is not the primary beneficial interest holder. As a result, the Trust, which issued the Manulife Financial Capital Securities (“MaCS”), has been deconsolidated and the senior debentures issued to the Trust have been reported in liabilities for preferred shares and capital instruments (see note 6). For the three months ended March 31, 2005, this reclassification increased interest expense and decreased non-controlling interest in subsidiaries by $17 (2004 — $17). Prior periods’ consolidated financial statements have been restated to be consistent with the new presentation. The MaCS, totaling $1,000, continue to form part of the Company’s Tier 1 regulatory capital.

b)	Financial instruments

In January 2004, the Accounting Standards Board approved a revision to CICA Handbook Section 3860, “Financial Instruments: Disclosure and Presentation,” that changes the accounting for certain obligations having characteristics of both a liability and equity. The amendments require MFC’s Class A Shares, Series 1 (“Series 1 Preferred Shares”) to be presented as a liability as they can be converted into a variable number of MFC common shares with the corresponding preferred share dividends reported in income as interest expense. The revision is effective for fiscal years beginning on or after November 1, 2004. As a result, the Company reclassified as a liability $344 of Series 1 Preferred Shares previously included in shareholders’ equity. For the three months ended March 31, 2005, the reclassification of Series 1 Preferred Share dividends increased interest expense by $4 (2004 — $3). This change did not impact earnings per share or net income available to common shareholders because preferred share dividends are deducted from net income in determining those measures. Prior periods’ consolidated financial statements have been restated to be consistent with the new presentation.

16     MFC 2005 Q1 Report

Note 3 — Business Combination with John Hancock Financial Services, Inc.

Effective April 28, 2004, the Company completed a merger with JHF under which MFC became the beneficial owner of all of the outstanding common shares of JHF that were not already beneficially owned by the Company as general fund assets, and JHF became a wholly owned subsidiary of MFC.

JHF provides a broad array of insurance and investment products and services to retail and institutional customers. As a result of the merger, the combined company is the largest life insurance company in Canada and the second largest in North America, as measured by market capitalization. The combined entity has a more diversified product line, distribution capabilities and improved operating efficiencies, and expects to have a leading position across all its core business lines.

Pursuant to the merger, holders of JHF common stock received 1.1853 common shares of MFC for each JHF common stock. Approximately 342 million MFC common shares were issued at an ascribed price of $39.61 per share based on the volume weighted average closing stock price of the MFC common shares for the period from September 25, 2003 to September 30, 2003. As at the date of merger, the common stock of JHF that was beneficially owned by the Company as general fund assets had a carrying value of $296. In addition, all of the JHF unvested stock options as at the date of announcement of the merger on September 28, 2003, vested immediately prior to the closing date and were exchanged for approximately 19 million MFC stock options. The Company recorded $215 as part of the purchase consideration and share capital, representing the fair value of these JHF stock options using the Black-Scholes option-pricing model based on the closing share price of MFC as at April 28, 2004. JHF stock options that were granted after the date of announcement were exchanged for approximately four million MFC stock options. The fair value of these options is recognized in the Consolidated Statements of Operations over the remaining vesting period from the date of acquisition.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed as at the date of acquisition:

As at April 28, 2004
Assets
Invested assets	$106,647
Intangible assets	2,041
Goodwill	7,441
Other assets	4,542

Total assets acquired	$120,671

Liabilities
Actuarial liabilities	$91,891
Policyholder amounts on deposits	3,959
Restructuring costs accrued (note 4)	184
Other liabilities	10,567

Total liabilities assumed	$106,601

Net assets acquired	$14,070

Total Purchase Consideration:
MFC common shares	$13,510
Cash consideration for partial shares	15
Fair value of JHF stock options exchanged for MFC stock options	215
Carrying value of JHF common stock beneficially owned by MFC, prior to acquisition	296
Transaction costs, net of tax	34

Total	$14,070

MFC 2005 Q1 Report     17

The goodwill arising from the JHF acquisition may be adjusted in the second quarter of 2005, in terms of both amount and allocation to the Company’s major reportable segments, as part of the finalization of the allocation of the purchase price to the assets acquired and liabilities assumed from JHF.

Note 4 — Restructuring Costs

Following the acquisition of JHF on April 28, 2004, the Company developed a plan to restructure and integrate the operations of JHF with its consolidated subsidiaries. The Company expects the restructuring to be substantially completed by the end of 2005. Costs of $475 are expected to be incurred and consist primarily of consolidation activities involving operations and systems, compensation costs and facilities. Accrued restructuring costs are included in other liabilities in the Consolidated Balance Sheets and restructuring charges are included in the Consolidated Statements of Operations. The costs include approximately $184 that was recognized as part of the purchase equation for the JHF acquisition and costs of $291 that will be charged to income as incurred.

Restructuring costs of $246 have been incurred since the acquisition of JHF. Of this amount, $58 was applied to the accrual established in the purchase equation, $139 ($90 after tax) was expensed in 2004 and $49 ($35 after tax) was expensed in the first quarter of 2005.

The following details the amount and status of restructuring costs:

										Balance as at
	Expected future cost			Amount utilized in 2004			Amount utilized in 2005			March 31, 2005
	Accrued	Expense		Accrued	Expense		Accrued	Expense		Accrued	Expense
	on	as		on	as		on	as		on	as
Type of cost	acquisition	incurred	Total	acquisition	incurred	Total	acquisition	incurred	Total	acquisition	incurred	Total
Consolidation of operations and systems	$11	$267	$278	$6	$134	$140	$—	$40	$40	$5	$93	$98
Severance	79	17	96	29	3	32	8	4	12	42	10	52
Facilities	94	7	101	10	2	12	5	5	10	79	—	79

Total before currency	$184	$291	$475	$45	$139	$184	$13	$49	$62	$126	$103	$229
Change in foreign exchange rates										(14)	(16)	(30)

Total										$112	$87	$199

By geographic location
Canada	$57	$149	$206	$25	$70	$95	$4	$22	$26	$28	$57	$85
United States	123	132	255	18	67	85	9	26	35	96	39	135
Other	4	10	14	2	2	4	—	1	1	2	7	9

Total before currency	$184	$291	$475	$45	$139	$184	$13	$49	$62	$126	$103	$229
Change in foreign exchange rates										(14)	(16)	(30)

Total										$112	$87	$199

18     MFC 2005 Q1 Report

Note 5 — Actuarial Liabilities

The net impact of changes in valuation methods and assumptions in the first quarter of 2005 was a pre-tax increase in earnings of $10. Changes to the valuation systems for measurement of investment return risk were implemented in Japan and the U.S. wealth management businesses, resulting in reductions in actuarial liabilities. Offsetting this, more conservative equity modeling assumptions and updates to mortality assumptions in Japan increased actuarial liabilities. Actuarial liabilities were also increased for U.S. variable annuity guarantees to properly reflect the timing of fee income accruals on the balance sheet.

Note 6 — Liabilities for Preferred Shares and Capital Instruments

	March 31	December 31	March 31
As at	2005	2004	2004
Preferred shares — Class A Shares, Series 1(1) (note 2)	$344	$344	$344

Senior debentures issued to Manulife
Financial Capital Trust (note 2)
6.7% debentures	940	940	940
7.0% debentures	60	60	60
Trust Preferred Securities (2)	596	606	646

Total	$1,940	$1,950	$1,990

(1)	See note 16 of the annual audited consolidated financial statements found in the 2004 Annual Report
(2)	See note 14 of the annual audited consolidated financial statements found in the 2004 Annual Report

The senior debentures issued to the Trust mature on December 31, 2051 with interest payable semi-annually on June 30 and December 31. With regulatory approval, upon certain tax or regulatory capital changes, or on December 31, 2006 and on any interest payment date thereafter, the Company may redeem the debentures for the amount of principal, unpaid interest and, if applicable, a premium calculated with reference to the Government of Canada yield.

At the option of the Trust, the 7.0% debentures are convertible into MLI Class A Shares Series 2 and the 6.7% debentures are convertible into MLI Class A Shares Series 4. Under certain circumstances, the 7.0% debentures will be automatically converted into MLI Class A Shares Series 3 and the 6.7% debentures will be automatically converted into MLI Class A Shares Series 5.

Note 7 — Non-Controlling Interest in Subsidiaries

	March 31	December 31	March 31
As at	2005	2004	2004
Non-controlling interest in common equity of subsidiaries	$49	$43	$40
Preferred shares issued by a subsidiary — MLI Class A, Series 6	93	93	—

Total	$142	$136	$40

MLI’s Class A, Series 6 Preferred Shares are non-voting, bear non-cumulative dividends and are redeemable at the election of MLI at $26.00 per share on or after December 31, 2007, or $25.75 per share on or after December 31, 2008, or $25.50 per share on or after December 31, 2009, or $25.25 per share on or after December 31, 2010, or $25.00 per share on or after December 31, 2011.

MFC 2005 Q1 Report     19

Note 8 — Share Capital

a)	Preferred shares

On February 10, 2005, MFC issued 14 million Class A Shares, Series 2 (“Series 2 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The Series 2 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.65% per Series 2 Preferred Share. With regulatory approval, the Series 2 Preferred Shares may be redeemed by MFC on or after March 19, 2010, in whole or in part, at declining premiums that range from $1.00 to nil per Series 2 Preferred Share, by payment of cash.

b)	Common shares

On November 4, 2004, the Toronto Stock Exchange (the “Exchange”) accepted the Company’s filing of notice of intention to make a normal course issuer bid during the 12-month period commencing November 9, 2004. For the three months ended March 31, 2005, MFC purchased and subsequently cancelled seven million of its common shares at a cost of $382. As at March 31, 2005, 12 million common shares were purchased pursuant to this bid at a total cost of $689.

All transactions under the normal course issuer bid were and will be executed on the Exchange at prevailing market prices (or, with the Exchange’s approval, off the Exchange) in amounts and at times determined by MFC, subject to compliance with applicable law and regulations. Any common shares purchased as part of the bid will be cancelled.

As at March 31, 2005, there were 23 million outstanding stock options and deferred share units (2004 — 15 million).

Number of Common Shares (in millions)	2005	2004
Balance, January 1	808	463
Issued on exercise of stock options and deferred share units	2	—
Normal course issuer bids — purchase for cancellation	(7)	—

Balance, March 31	803	463

Note 9 — Employee Future Benefits

The Company maintains a number of pension and benefit plans for its eligible employees and agents. Information about the Company’s benefit plans, in aggregate, is as follows:

			Other
	Pension benefits		employee benefits
For the three months ended March 31	2005	2004	2005	2004
Defined benefit plan expense	$5	$12	$9	$3
Defined contribution plan expense	7	4	—	—

Total	$12	$16	$9	$3

Note 10 — Variable Interest Entities

The Company has relationships with various types of special purpose entities (“SPEs”) and other entities, some of which are variable interest entities (“VIEs”), as defined by AcG 15 (see note 2a). Most of these relationships date from the acquisition of JHF in April 2004. Presented below are discussions of the Company’s significant relationships with VIEs, including certain summarized financial information and conclusions about whether the Company should consolidate any VIE.

20     MFC 2005 Q1 Report

Any additional liabilities recognized as a result of consolidating any VIE with which the Company is involved would not represent additional claims on the general fund assets of the Company; rather, they would represent claims against additional assets recognized by the Company as a result of consolidating the VIE. These additional liabilities would be non-recourse to the general fund assets of the Company. Conversely, additional assets recognized as a result of consolidating a VIE would not represent additional assets which the Company could use to satisfy claims against its general fund assets, rather they would be used only to settle additional liabilities recognized as a result of consolidating a VIE.

Collateralized Debt Obligation Funds
The Company acts as an investment manager to certain asset backed investment vehicles, commonly known as collateralized debt obligation funds (“CDOs”). The Company also invests in the debt and/or equity of these CDOs, and in the debt and/or equity of CDOs managed by others. CDOs raise capital by issuing debt and equity securities, and use this capital to invest in portfolios of interest bearing securities. The returns from a CDO’s portfolio of investments are used by the CDO to finance its operations including paying interest on its debt and paying advisory fees and other expenses. Any net income or net loss is shared by the CDO’s equity owners and, in certain circumstances where the Company manages the CDO, positive investment experience is shared by the Company through variable performance management fees. Any net losses in excess of the CDO equity are borne by the debt owners in ascending order of subordination. Owners of securities issued by CDOs that are managed by the Company have no recourse to the Company’s assets in the event of default by the CDO. The Company’s risk of loss from any CDO that it manages, or in which it invests, is limited to its investment in the CDO.

In accordance with AcG 15, the Company is required to consolidate a CDO that is deemed to be a VIE, but only if the Company is deemed to be the primary beneficiary of the CDO. For those CDOs that are not deemed to be VIEs, the Company determines its consolidation status by considering the control relationships among the equity owners of the CDOs. However, the Company has determined that most of the CDOs it manages are VIEs. The Company has also determined that it is not the primary beneficiary of, nor does it otherwise have a controlling financial interest in any of these CDOs. Therefore, the Company does not use consolidation accounting for any of the CDOs that it manages.

The Company believes that its relationships with its managed CDOs are collectively significant, and accordingly provides, in the tables below, summary financial data for all these CDOs, including information relating to the Company’s maximum exposure to loss as a result of its relationships with them. The Company has determined that it is not the primary beneficiary of any CDO in which it invests and does not manage and thus will not be required to consolidate any of them. In addition, as its relationships with these non-Company-managed CDOs are not collectively significant, the Company does not disclose any related data. Credit ratings are provided by nationally recognized credit rating agencies, and relate to the debt issued by the CDOs in which the Company has invested.

Total size of Company-managed CDOs

	March 31	December 31	March 31
As at	2005	2004	2004
Total assets	$4,458	$4,545	$—

Total debt	$4,353	$4,463	$—
Total other liabilities	11	11	—

Total liabilities	$4,364	$4,474	$—
Total equity	94	71	—

Total liabilities and equity	$4,458	$4,545	$—

MFC 2005 Q1 Report     21

Maximum exposure of the Company to losses from Company-managed CDOs

	March 31		December 31		March 31
As at	2005		2004		2004
Investment in tranches of Company-managed CDOs, by credit rating (Moody’s / Standard & Poors)	$	%	$	%	$	%

Aaa/AAA	$134	52	$193	61	$—	—
Aa1/AA+	74	29	76	24	—	—
Baa2/BBB	—	—	—	—	—	—
B2	—	—	—	—	—	—
B3/B-	9	4	9	3	—	—
Caa1/CCC+	13	5	13	4	—	—
Not rated (equity)	25	10	25	8	—	—

Total Company exposure	$255	100	$316	100	$—	—

Low-Income Housing Properties

The Company has generated income tax benefits in the United States by investing in apartment properties (the “Properties”) that qualify for low-income housing and/or historic tax credits. Investments in these properties are primarily through limited partnership real estate investment funds, some of which are direct investments in Properties and others are consolidated into the Company’s financial statements. The Properties are organized as limited partnerships or limited liability companies each having a managing general partner or a managing member. The Company is usually the sole limited partner or investor member in each Property; it is not the general partner or managing member in any Property.

The Properties typically raise additional capital by qualifying for long-term debt, which at times is guaranteed or otherwise subsidized by United States federal or state agencies, or by Fannie Mae. In certain cases, the Company invests in the mortgages of the Properties. The Company’s maximum loss in relation to the Properties is limited to its equity investment in the Properties, future equity commitments made, and where the Company is the mortgagor, the outstanding balance of the mortgages originated for the Properties, and outstanding mortgage commitments to the Properties. The Company receives United States Federal income tax credits in recognition of its investment in each of the Properties for a period of 10 years. In some cases, the Company receives distributions from the Properties, which are based on a portion of the Property cash flows.

The Company has determined that it is not the primary beneficiary of any Property, and accordingly, the Company does not use consolidation accounting for any of them. The Company believes that its relationships with these Properties are collectively significant, and therefore provides summary financial data for the Properties, and data relating to the Company’s maximum exposure to loss as a result of its relationships with them in the following table.

Total size of the Properties(1)

	March 31	December 31	March 31
As at	2005	2004	2004
Total assets	$1,488	$1,482	$207

Total debt	$907	$903	$137
Total other liabilities	137	137	22

Total liabilities	$1,044	$1,040	$159
Total equity	444	442	48

Total liabilities and equity	$1,488	$1,482	$207

(1)	Property level data reported above is reported with up to six-month delays due to the delayed availability of financial statements of the Properties.

22     MFC 2005 Q1 Report

Maximum exposure of the Company to losses from the Properties

	March 31	December 31	March 31
As at	2005	2004	2004
Equity investment in the Properties (1)	$410	$408	$20
Outstanding equity capital commitments to the Properties	98	109	—
Carrying value of mortgages for the Properties	81	81	—
Outstanding mortgage commitments to the Properties	1	1	—

Total Company exposure	$590	$599	$20

(1)	Equity investment in the Properties above is reported with up to six-month delays due to the delayed availability of financial statements of the Properties.

Other Entities

The Company has investment relationships with a disparate group of entities (“Other Entities”), which result from the Company’s direct investment in their debt and/or equity. This category includes energy investment partnerships, investment funds organized as limited partnerships, and businesses that have undergone debt restructurings and reorganizations. The Company has determined that for each of these Other Entities that are VIEs, the Company is not the primary beneficiary, and therefore should not use consolidation accounting for these investments. With the exception of the Company’s involvement with ArcLight Energy Partners Fund I, L.P. (“ArcLight”), the Company believes that its relationships with the Other Entities are not significant, and accordingly does not provide any summary financial data including data relating to the Company’s maximum exposure to loss as a result of its relationships with Other Entities. These potential losses are generally limited to amounts invested, which are included on the Company’s Consolidated Balance Sheets in the appropriate investment categories.

ArcLight, a private equity fund that was acquired as part of the acquisition of JHF, invests in the electric power, utility and energy industry sectors. The Company is a limited partner investor — owning approximately 55% of ArcLight’s partners’ capital as at March 31, 2005 and December 31, 2004. The Company’s potential losses in relation to ArcLight are limited to its investment in ArcLight. As at December 31, 2004, ArcLight had total assets of $986, liabilities of $2, and partners’ capital of $984. Due to delayed availability of ArcLight’s financial statements, balance sheet data for ArcLight as at March 31, 2005 was not available. The Company has determined that it is not the primary beneficiary of this entity and accordingly, does not consolidate it.

Manulife Financial Capital Trust (the “Trust”), a wholly owned open-end trust, is deemed to be a VIE but because the Company is not the primary beneficiary, the Trust has been deconsolidated. See note 2 of these interim consolidated financial statements. Securities issued by the Trust (“MaCS”) are, at the option of their holders, exchangeable into newly issued Class A Shares Series 2 or Class A Shares Series 4 of MLI. Under certain circumstances and without the consent of the holders, the MaCS will be automatically exchanged into MLI Class A Shares Series 3 or MLI Class A Shares Series 5. The exchange of the MaCS will be effected through the conversion by the Trust of the corresponding principal amount of debentures issued by the Company, which corresponds to the series of the MaCS being exchanged, into Class A Shares of MLI.

Note 11 — Contingencies

a)	Proceeds

On March 29, 2005, the Company received $89 ($57 after tax) related to proceeds from the wind-up of the estate of the insolvent Daihyaku Mutual Life Insurance Company (“Daihyaku”). The Company’s entitlement was set out in agreements with the administrators of Daihyaku related to the April 2, 2001 acquisition of a closed block of business in Japan. This amount has been recorded in other revenue in the Corporate and Other segment.

MFC 2005 Q1 Report     23

b)	Guarantee

On March 3, 2005, a letter was released to clients of a subsidiary who were referred to the financial products of Portus Alternative Asset Management Inc. (“Portus”) by advisors licensed by its subsidiary guaranteeing that such clients will recover 100% of their principal amount invested with Portus. The cost of this guarantee has been estimated at $60 ($40 after tax) and has been recorded as a general expense in the Corporate and Other segment.

c)	Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment advisor, employer and taxpayer. In addition, government and regulatory bodies in Canada and the United States regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, security laws, and laws governing the activities of broker-dealers. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial position or results of operations.

Note 12 — Segmented Information

The Company provides a wide range of financial products and services, including individual life insurance, long-term care insurance, group life and health insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in the United States, Canada, Asia and Japan. MFC also provides investment management services with respect to the general fund assets of the Company, segregated and mutual funds as well as to institutional customers. The Company also offers reinsurance services specializing in retrocession and offering products in life, property and casualty.

The Company’s business segments include the U.S. Protection, U.S. Wealth Management, Canadian, Asia, Japan and Reinsurance Divisions, as well as the Guaranteed & Structured Financial Products (“G&SFP”) Business Unit. Each business segment has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.

Due to the complexity of the Company, certain estimates and allocation methodologies are employed in the preparation of segmented financial information. Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company’s business segments on a risk-based methodology. The income statement impact of changes in actuarial methods and assumptions (note 5) is reported in the Corporate and Other segment.

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its business pertains.

24     MFC 2005 Q1 Report

By segment		U.S.
	U.S.	Wealth	G&SFP
For the three months ended	Protection	Management	Business	Canadian	Asia	Japan	Reinsurance	Corporate
March 31, 2005	Division	Division	Unit	Division	Division	Division	Division	& Other	Total
Revenue
Premium income
Life and health insurance	$1,259	$—	$—	$1,258	$413	$265	$271	$—	$3,466
Annuities and pensions	—	331	269	180	25	—	—	—	805

Total premium income	$1,259	$331	$269	$1,438	$438	$265	$271	$—	$4,271
Net investment income	694	280	457	623	104	51	50	54	2,313
Other revenue	148	441	4	153	42	23	8	235	1,054

Total revenue	$2,101	$1,052	$730	$2,214	$584	$339	$329	$289	$7,638

Interest expense	$6	$2	$41	$38	$10	$—	$—	$97	$194

Income before income taxes	$202	$182	$94	$224	$88	$79	$60	$97	$1,026
Income taxes	(67)	(46)	(26)	(41)	(6)	(2)	(17)	(21)	(226)

Net income	$135	$136	$68	$183	$82	$77	$43	$76	$800

Segregated fund deposits	$325	$4,522	$—	$1,182	$368	$1,036	$—	$—	$7,433

Goodwill
Balance, January 1	$2,756	$1,934	$—	$1,888	$152	$411	$78	$113	$7,332
Change in foreign exchange rates	14	9	—	—	(3)	(15)	1	9	15

Balance, March 31	$2,770	$1,943	$—	$1,888	$149	$396	$79	$122	$7,347

As at March 31, 2005

Actuarial liabilities	$40,260	$18,524	$29,249	$28,818	$5,628	$6,074	$1,344	$(193)	$129,704

Total assets	$51,207	$23,814	$34,979	$42,223	$8,398	$8,363	$3,363	$11,521	$183,868

Segregated funds net assets	$10,942	$73,644	$4,681	$20,218	$4,670	$4,270	$—	$2,389	$120,814

By geographic location

For the three months ended			Asia and
March 31, 2005	United States	Canada	Japan	Other	Total
Revenue
Premium income
Life and health insurance	$1,346	$1,273	$678	$169	$3,466
Annuities and pensions	600	180	25	—	805

Total premium income	$1,946	$1,453	$703	$169	$4,271
Net investment income	1,436	712	156	9	2,313
Other revenue	722	167	157	8	1,054

Total revenue	$4,104	$2,332	$1,016	$186	$7,638

MFC 2005 Q1 Report     25

By segment		U.S.
	U.S.	Wealth	G&SFP
	Protection	Management	Business	Canadian	Asia	Japan	Reinsurance	Corporate
For the three months ended March 31, 2004	Division	Division	Unit	Division	Division	Division	Division	& Other	Total
Revenue
Premium income
Life and health insurance	$596	$—	$—	$690	$380	$283	$162	$—	$2,111
Annuities and pensions	—	233	—	165	24	—	—	—	422

Total premium income	$596	$233	$—	$855	$404	$283	$162	$—	$2,533
Net investment income	306	109	—	481	90	50	46	77	1,159
Other revenue	30	265	—	88	44	2	8	11	448

Total revenue	$932	$607	$—	$1,424	$538	$335	$216	$88	$4,140

Interest expense	$2	$1	$—	$27	$10	$1	$1	$57	$99

Income before income taxes	$107	$86	$—	$169	$79	$49	$44	$6	$540
Income taxes	(38)	(22)	$—	(39)	(8)	(7)	(7)	4	(117)

Net income	$69	$64	$—	$130	$71	$42	$37	$10	$423

Segregated fund deposits	$116	$4,362	$—	$782	$307	$135	$—	$—	$5,702

Goodwill
Balance, January 1	$—	$67	$—	$72	$27	$423	$—	$—	$589
Change in foreign exchange rates	—	1	$—	—	—	19	—	—	20

Balance, March 31	$—	$68	$—	$72	$27	$442	$—	$—	$609

As at March 31, 2004
Actuarial liabilities	$14,290	$5,325	$—	$19,227	$4,371	$7,828	$872	$511	$52,424

Total assets	$16,772	$6,867	$—	$27,488	$6,529	$10,413	$2,984	$7,919	$78,972

Segregated funds net assets	$2,123	$59,197	$—	$11,437	$3,757	$1,283	$—	$—	$77,797

By geographic location
For the three months ended			Asia and
March 31, 2004	United States	Canada	Japan	Other	Total
Revenue
Premium income
Life and health insurance	$689	$708	$663	$51	$2,111
Annuities and pensions	233	165	24	—	422

Total premium income	$922	$873	$687	$51	$2,533
Net investment income	442	568	140	9	1,159
Other revenue	295	96	48	9	448

Total revenue	$1,659	$1,537	$875	$69	$4,140

26     MFC 2005 Q1 Report

Note 13 — Material Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from U.S. GAAP. The material differences between U.S. and Canadian GAAP for a life insurance company relate to the treatment of invested assets, deferred acquisition costs and actuarial liabilities. Generally, these differences will result in materially different earnings emergence patterns between statements of operations prepared in accordance with U.S. GAAP as compared to statements of operations prepared in accordance with Canadian GAAP.

a)	Condensed Consolidated Balance Sheets

	March 31		December 31		March 31
As at	2005		2004		2004
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Assets
Bonds	$110,380	$106,462	$111,244	$106,612	$47,065	$42,630
Mortgages	28,869	28,904	28,699	28,684	10,655	10,688
Stocks	10,971	8,321	9,885	7,805	6,645	5,658
Real estate	3,672	4,706	3,671	4,669	3,103	4,063
Policy loans	6,870	6,871	6,743	6,743	4,528	4,528
Cash and short-term investments	6,947	6,878	8,559	8,517	6,433	6,424
Bank loans	1,534	1,548	1,391	1,391	1,150	1,150
Other investments	4,586	4,855	4,851	4,721	737	845

Total invested assets	$173,829	$168,545	$175,043	$169,142	$80,316	$75,986

Other assets
Accrued investment income	$1,869	$1,828	$1,777	$1,777	$891	$891
Outstanding premiums	678	678	549	549	388	388
Deferred acquisition costs	8,799	—	8,196	—	7,299	—
Reinsurance deposits and amounts recoverable	3,949	—	3,845	—	1,531	—
Goodwill	6,476	7,347	6,070	7,332	567	609
Intangible assets	1,813	1,813	1,806	1,806	—	—
Value of business acquired	4,781	—	4,757	—	204	—
Miscellaneous	5,116	3,657	5,345	3,640	1,147	1,098

Total other assets	$33,481	$15,323	$32,345	$15,104	$12,027	$2,986

Total assets	$207,310	$183,868	$207,388	$184,246	$92,343	$78,972
Segregated funds net assets (1)	116,319	—	114,196	—	76,383	—

Total assets	$323,629	$183,868	$321,584	$184,246	$168,726	$78,972

Segregated funds net assets(1)	$—	$120,814	$—	$117,890	$—	$77,797

(1)	U.S. GAAP terminology is separate accounts.

MFC 2005 Q1 Report     27

a)	Condensed Consolidated Balance Sheets (continued)

	March 31		December 31		March 31
As at	2005		2004		2004
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Liabilities and equity
Actuarial liabilities	$128,281	$129,704	$125,916	$130,608	$63,998	$52,424
Other policy-related benefits	28,437	6,364	31,877	6,802	4,856	4,269
Deferred realized net gains	—	3,820	—	3,667	—	3,507
Bank deposits	4,570	4,570	4,373	4,373	2,776	2,776
Consumer notes	2,983	2,983	2,863	2,881	—	—
Other liabilities	10,434	7,800	10,042	7,780	4,744	3,478

	$174,705	$155,241	$175,071	$156,111	$76,374	$66,454
Long-term debt	2,918	2,902	2,976	2,948	1,128	1,128
Liabilities for preferred shares and capital instruments	1,940	1,940	1,950	1,950	1,990	1,990
Non-controlling interest in subsidiaries	139	142	134	136	45	40
Segregated funds net liabilities (1)	116,319	—	114,196	—	76,383	—
Common shares, preferred shares, retained earnings, contributed surplus and currency translation account	25,124	23,643	24,414	23,101	10,758	9,360
Accumulated effect of comprehensive income on equity	2,484	—	2,843	—	2,048	—

Total liabilities and equity	$323,629	$183,868	$321,584	$184,246	$168,726	$78,972

Segregated funds net liabilities (1)	$—	$120,814	$—	$117,890	$—	$77,797

(1)	U.S. GAAP terminology is separate accounts.

28     MFC 2005 Q1 Report

b)	Condensed Consolidated Statements of Operations

For the three months ended March 31	2005		2004
	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP
Revenue
Premium income	$2,723	$4,271	$1,504	$2,533
Net investment income	2,561	2,313	1,368	1,159
Fee income and other revenue	1,345	1,054	683	448

Total revenue	$6,629	$7,638	$3,555	$4,140

Policy benefits and expenses
Policyholder benefits	$3,678	$4,625	$1,902	$2,474
Commissions and general expenses	1,112	1,720	579	990
Amortization of deferred acquisition costs and value of business acquired	261	—	236	—
Other	267	267	138	136

Total policy benefits and expenses	$5,318	$6,612	$2,855	$3,600

Income before income taxes	$1,311	$1,026	$700	$540
Income tax	(338)	(226)	(166)	(117)
Change in accounting policy, net of income taxes	—	—	30	—

Net income	$973	$800	$564	$423

Weighted average number of common shares outstanding (in millions):
Basic	806	806	463	463
Diluted	814	814	467	467
Earnings per share:
Basic	$1.21	$0.99	$1.22	$0.92
Diluted	$1.20	$0.98	$1.21	$0.91

MFC 2005 Q1 Report     29

c)	Reconciliation of Canadian GAAP net income and equity to U.S. GAAP net income and comprehensive income and equity

	Net income		Equity
For the three months ended March 31	2005	2004	2005	2004
Net income and equity determined in accordance with Canadian GAAP	$800	$423	$23,643	$9,360
Bonds	166	111	4,892	2,844
Mortgages	2	14	33	10
Stocks	(17)	103	2,460	908
Real estate	(36)	(21)	(928)	(870)
Actuarial liabilities and policy amounts on deposit	(316)	(231)	(12,592)	(9,161)
Value of business acquired	(61)	(5)	(542)	(204)
Deferred acquisition costs	455	228	9,078	7,789
Deferred revenue	4	(14)	(600)	(310)
Future income taxes (1)	(71)	(49)	(553)	(301)
Other investments	54	(9)	(354)	14
Change in accounting policy, net of income taxes	—	30	30	—
Other reconciling items	(7)	(16)	557	679

Net income and equity determined in accordance with U.S. GAAP	$973	$564	$25,124	$10,758

Effect of unrealized gains and losses on available-for-sale bonds and stocks:
Bonds	(1,068)	607	3,056	3,510
Stocks	(20)	207	1,355	1,310
Actuarial liabilities	289	(255)	(1,142)	(1,465)
Deferred acquisition costs	143	(53)	(279)	(489)
Deferred revenue	(11)	5	12	27
Value of business acquired	60	—	7	—
Other	(17)	(41)	(67)	(47)
Future income taxes (1)	181	(15)	(805)	(709)
SFAS 133 adjustments	84	(21)	347	(89)
Foreign currency translation	(79)	30	—	—

Comprehensive income and equity determined in accordance with U.S. GAAP	$535	$1,028	$27,608	$12,806

(1)	U.S. GAAP terminology is deferred income taxes.

d)	Information Provided in Connection with the Fixed Investment Option of the Deferred Annuity Contracts Issued by John Hancock Variable Life Insurance Company and the SignatureNotes Issued by John Hancock Life Insurance Company

The following condensed consolidating financial information, presented in accordance with U.S. generally accepted accounting principles, and the related disclosure have been included in these financial statements in compliance with Regulation S-X of the United States Securities and Exchange Commission (the “Commission”) and in accordance with Rule 12h-5 of the Commission, as these financial statements are incorporated by reference in the registration statements of MFC and its subsidiaries that are described below and which relate to MFC’s guarantee of certain securities to be issued by its subsidiaries.

Effective April 28, 2004, a newly formed wholly-owned subsidiary of MFC merged with JHF with the result that MFC became the beneficial owner of all of the outstanding common stock of JHF, and JHF became a wholly-owned subsidiary of MFC. See Note 3. As a result of the merger, John Hancock Variable Life Insurance Company (the “Variable Company”) and John Hancock Life Insurance Company (the “Life Company”), two wholly-owned subsidiaries of JHF, became indirect wholly-owned subsidiaries of MFC. The results of JHF’s operations have not been included in these condensed consolidated financial statements for periods prior to the merger.

The Variable Company sells deferred annuity contracts that feature a market value adjustment that are registered with the Commission. The deferred annuity contracts contain variable investment options and fixed investment period options. The fixed investment period options enable the participant to invest fixed amounts of money for fixed terms at fixed interest rates, subject to a

30     MFC 2005 Q1 Report

market value adjustment if the participant desires to terminate a fixed investment period before its maturity date. The annuity contract provides for the market value adjustment to keep the parties whole with respect to the fixed interest bargain for the entire fixed investment period. The Variable Company refers to these fixed investment period options that contain a market value adjustment feature as “MVAs.”

On December 30, 2002, JHF fully and unconditionally guaranteed the Variable Company’s obligation to pay amounts due under any MVA that was outstanding on or following such date on transfer, withdrawal, surrender, maturity or annuitization of such MVA. On April 21, 2005, the Company and the Variable Company filed a joint registration statement with the Commission relating to MVAs associated with deferred annuity contracts (which contracts are to be sold by the Variable Company on or after the effective date of such registration statement), the payment of which by the Variable Company will be fully and unconditionally guaranteed by MFC. JHF will continue to guarantee MVAs associated with deferred annuity contracts that are outstanding immediately prior to the effective date of such registration statement. However, JHF will not guarantee MVAs associated with deferred annuity contracts issued after the effective date of the registration statement.

The Life Company sells medium term notes to retail investors under its SignatureNotes program. The SignatureNotes are also registered with the Commission. On April 21, 2005, the Company and the Life Company filed a joint registration statement with the Commission relating to SignatureNotes to be issued by the Life Company on or after the effective date of such registration statement, the payment of which by the Life Company will be fully and unconditionally guaranteed by MFC.

MFC’s guarantees of the SignatureNotes and MVAs will be unsecured obligations of MFC, and will be subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC’s guarantees of the SignatureNotes and MVAs.

The laws of the State of New York and the Commonwealth of Massachusetts will govern MFC’s guarantees of the SignatureNotes and MVAs, respectively, and MFC has consented to the jurisdiction of the courts of such jurisdictions. However, because a substantial portion of MFC’s assets are located outside the United States, the assets of MFC located in the United States may not be sufficient to satisfy a judgment given by a federal or state court in the United States to enforce the subordinate guarantees. In general, the federal laws of Canada and the laws of the Province of Ontario, where MFC’s principal executive offices are located, permit an action to be brought in Ontario to enforce such a judgment provided that such judgment is subsisting and unsatisfied for a fixed sum of money and not void or voidable in the United States and a Canadian court will render a judgment against MFC in a certain dollar amount, expressed in Canadian dollars, subject to customary qualifications regarding fraud, violations of public policy, laws limiting the enforcement of creditor’s rights and applicable statutes of limitations on judgments. There is currently no public policy in effect in the Province of Ontario that would support avoiding the recognition and enforcement in Ontario of a judgment of a New York or Massachusetts court on MFC’s guarantees of the SignatureNotes and MVAs, respectively.

Both MFC and JHF are insurance and bank holding companies. The assets of MFC and JHF consist primarily of the outstanding capital stock of their subsidiaries and investments in other international subsidiaries. Each company’s cash flows primarily consist of dividends from its operating subsidiaries, offset by expenses and shareholder dividends and stock repurchases for MFC, and dividends to MFC and operating expenses for JHF. As a holding company, each company’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantees, substantially depends upon dividends from its operating subsidiaries.

These subsidiaries are subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries, which may limit their ability to pay dividends or make contributions or loans to MFC or JHF, as applicable. For example, some of MFC’s subsidiaries are subject to restrictions prescribed by the Insurance Companies Act (Canada) (the “ICA”) on their ability to declare and pay dividends. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing the company is, or the payment of the dividend would cause the company to be, in contravention of any regulation under the ICA regarding the maintenance by life insurance companies of adequate capital and adequate and appropriate forms of liquidity or any direction to the company made by the Superintendent of Financial Institutions (Canada) (the “Superintendent”) pursuant to subsection 515(3) of the ICA regarding its capital or liquidity. Dividends exceeding retained net income for the two preceding financial years plus net income for the year to the day of declaration of the dividend require approval of the Superintendent. There is currently no direction against paying a dividend that is applicable to any of MFC’s subsidiaries that are subject to the ICA. The ICA also requires an insurance company to notify the Superintendent of the declaration of a dividend at least ten days prior to the date fixed for its payment.

In the United States, insurance laws in Michigan, Delaware, New York, Massachusetts and Vermont, the jurisdictions in which certain U.S. insurance company subsidiaries of MFC and JHF are domiciled, impose general limitations on the payment of dividends and other upstream distributions or loans by these insurance subsidiaries. These laws prohibit the payment of dividends or other distributions or loans to shareholders which may result in the failure to maintain adequate capital and liquidity levels, either by imposing specific financial tests that must be met in order for dividends or other

31     MFC 2005 Q1 Report

distributions to be paid without regulatory consent or by giving the state insurance regulator broad discretion to disapprove any proposal to pay a dividend or other distribution.

In Asia, the insurance laws of the jurisdictions in which MFC and JHF operate either provide for specific restrictions on the payment of dividends or other distributions or loans by subsidiaries or impose solvency or other financial tests, which could affect the ability of subsidiaries to pay dividends in certain circumstances.

Generally, there can be no assurance that any current or future regulatory restrictions in Canada, the United States or Asia will not impair each of MFC’s or JHF’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantee.

The following condensed consolidating financial information, presented in accordance with U.S. GAAP, is provided in compliance with Regulation S-X of the Commission and in accordance with Rule 12h-5 of the Commission.

32     MFC 2005 Q1 Report

Condensed Consolidating Balance Sheets

	Manulife		John Hancock	John Hancock
	Financial	John Hancock	Life Insurance	Variable Life			Consolidated
	Corporation	Financial	Company	Insurance Company	Other	Consolidation	Manulife Financial
As at March 31, 2005	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Assets
Invested assets	$—	$59	$71,004	$6,756	$95,315	$695	$173,829
Investments in unconsolidated subsidiaries	30,171	15,130	4,281	161	—	(49,743)	—
Other assets	148	146	13,709	2,698	25,865	(9,085)	33,481
Separate account assets	—	—	12,783	8,704	94,832	—	116,319

Total assets	$30,319	$15,335	$101,777	$18,319	$216,012	$(58,133)	$323,629

Liabilities and equity
Actuarial liabilities, other policyholder benefits and consumer notes	$—	$—	$70,682	$6,743	$84,456	$(2,180)	$159,701
Other liabilities	2,367	537	5,037	389	12,335	(5,661)	15,004
Long-term debt	—	1,028	641	—	2,278	(1,029)	2,918
Liabilities for preferred shares and capital instruments	344	—	—	—	2,696	(1,100)	1,940
Non-controlling interest in subsidiaries	—	—	—	—	79	60	139
Separate account liabilities	—	—	12,783	8,704	94,832	—	116,319
Shareholders’ equity	27,608	13,770	12,634	2,483	19,336	(48,223)	27,608

Total liabilities and shareholders’ equity	$30,319	$15,335	$101,777	$18,319	$216,012	$(58,133)	$323,629

	Manulife			Consolidated
	Financial			Manulife
	Corporation	Other	Consolidation	Financial
As at March 31, 2004	(Guarantor)	Subsidiaries	Adjustments	Corporation

Assets
Invested assets	$—	$80,316	$—	$80,316
Investments in unconsolidated subsidiaries	11,355	—	(11,355)	—
Note receivable from subsidiary	1,849	—	(1,849)	—
Other assets	12	12,015	—	12,027
Separate account assets	—	76,383	—	76,383

Total assets	$13,216	$168,714	$(13,204)	$168,726

Liabilities and equity
Actuarial liabilities and other policyholder benefits	$—	$68,854	$—	$68,854
Other liabilities	66	9,303	(1,849)	7,520
Subordinated debt	—	1,128	—	1,128
Non-controlling interest in subsidiaries	—	45	—	45
Preferred share liability and capital securities	344	1,646	—	1,990
Separate account liabilities	—	76,383	—	76,383
Shareholders’ equity	12,806	11,355	(11,355)	12,806

Total liabilities and equity	$13,216	$168,714	$(13,204)	$168,726

33     MFC 2005 Q1 Report

Condensed Consolidating Statements of Operations

	Manulife		John Hancock	John Hancock
	Financial	John Hancock	Life Insurance	Variable Life			Consolidated
	Corporation	Financial	Company	Insurance Company	Other		Manulife Financial
For the three months ended March 31, 2005	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Consolidation	Corporation

Revenue
Premium income	$—	$—	$569	$32	$2,124	$(2)	$2,723
Fee income	—	—	82	110	960	—	1,152
Net investment income	—	—	1,129	93	1,338	1	2,561
Other revenue	11	—	3	—	274	(95)	193

Total revenue	$11	$—	$1,783	$235	$4,696	$(96)	$6,629

Policy benefits and expenses
Policyholder benefits	$—	$—	$1,096	$117	$2,459	$6	$3,678
Commissions and general expenses	7	(1)	184	21	988	(87)	1,112
Amortization of deferred acquisition costs and value of business acquired	—	—	46	6	208	1	261
Other	15	10	41	9	206	(14)	267

Total policy benefits and expenses	$22	$9	$1,367	$153	$3,861	$(94)	$5,318

Income before income taxes	$(11)	$(9)	$416	$82	$835	$(2)	$1,311
Income taxes	3	5	(150)	(26)	(170)	—	(338)

Net income (loss) after income taxes	$(8)	$(4)	$266	$56	$665	$(2)	$973

Equity in net income of unconsolidated subsidiaries	981	332	71	—	—	(1,384)	—

Net income	$973	$328	$337	$56	$665	$(1,386)	$973

	Manulife			Consolidated
	Financial			Manulife
	Corporation	Other	Consolidation	Financial
For the three months ended March 31, 2004	(Guarantor)	Subsidiaries	Adjustments	Corporation

Revenue
Premium income	$—	$1,504	$—	$1,504
Fee income and other income	12	683	(12)	683
Net investment income	10	1,367	(9)	1,368

Total revenue	$22	$3,554	$(21)	$3,555

Policy benefits and expenses				—
Policyholder payments	—	1,601	—	1,601
Change in actuarial liabilities	—	301	—	301
Policyholder benefits	—	1,902	—	1,902
Commissions and general expenses	10	581	(12)	579
Amortization of deferred acquisition costs and value of business acquired	—	236	—	236
Other	—	147	(9)	138

Total policy benefits and expenses	$10	$2,866	$(21)	$2,855

Income before income taxes and change in accounting policy	12	688	—	700
Income taxes	(6)	(160)	—	(166)
Change in accounting policy, net of income taxes	—	30	—	30

Net income after income taxes and change in accounting policy	$6	$558	$—	$564

Equity in net income of unconsolidated subsidiaries	558	—	(558)	—

Net income	$564	$558	$(558)	$564

34     MFC 2005 Q1 Report

Condensed Consolidated Statement of Cash Flows

	Manulife		John Hancock	John Hancock
	Financial	John Hancock	Life Insurance	Variable Life			Consolidated
	Corporation	Financial	Company	Insurance Company	Other	Consolidation	Manulife Financial
For the year ended March 31, 2005	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Operating activities
Net income	$973	$328	$337	$56	$665	$(1,386)	$973
Adjustments for non-cash items in net income:
Increase in actuarial liabilities and policy related items	—	—	297	(9)	231	22	541
Equity in net income of unconsolidated subsidiaries	(981)	(332)	(71)	—	—	1,384	—
Net realized investment losses (gains) and other investment items	—	—	(313)	(7)	(186)	1	(505)
Amortization of deferred acquisition costs and value of business acquired, net of capitalized amounts	—	—	(5)	(40)	24	1	(20)
Amortization of premium/discount	—	(6)	110	20	14	—	138
Other amortization	—	—	13	—	24	—	37
Future income tax expense	(3)	(6)	141	29	160	—	321
Stock-based compensation	—	—	—	—	8	—	8
Non-controlling interest in subsidiaries	—	—	—	—	5	—	5

Net income adjusted for non-cash items	$(11)	$(16)	$509	$49	$945	$22	$1,498
Changes in other operating assets and liabilities	50	395	91	144	(825)	(20)	(165)

Cash provided by operating activities	$39	$379	$600	$193	$120	$2	$1,333

Investing activities
Purchases and mortgage advances	$—	$—	$(3,180)	$(393)	$(13,148)	$(23)	$(16,744)
Disposals and repayments	—	—	3,848	168	11,825	29	15,870
Capital contribution to unconsolidated subsidiaries	—	(387)	—	—	—	387	—
Subscription of affiliate subordinated debt	(7)	—	—	—	(146)	153	—
Dividends from unconsolidated subsidiary	—	387	—	—	—	(387)	—

Cash provided by (used in) investing activities	$(7)	$—	$668	$(225)	$(1,469)	$159	$(874)

Financing activities
Increase in repurchase agreements and securities sold but not yet purchased	$—	$—	$—	$—	$(349)	$—	$(349)
Dividends paid to parent	—	—	(387)	—	—	387	—
Capital contributions paid by parent	—	—	387	—	—	(387)	—
Issue (repayment) of long-term debt	—	—	—	—	92	(153)	(61)
Net redemptions of Guaranteed and Structured Financial Products	—	—	(1,601)	—	—	(8)	(1,609)
Bank deposits, net	—	—	—	—	164	(1)	163
Consumer notes issued	—	—	93	—	—	—	93
Preferred share dividends	(1)	—	—	—	(1)	1	(1)
Common share dividends	(210)	—	—	—	—	—	(210)
Increase in notes payable to subsidiary	658	—	—	—	—	(658)	—
Decrease in notes receivable from subsidiary	(498)	—	—	—	—	498	—
Decrease in notes payable to parent	—	—	—	—	498	(498)	—
Increase in notes receivable from parent	—	—	—	—	(658)	658	—
Increase in notes receivable from affiliate	—	—	—	—	(241)	241	—
Increase (decrease) notes payable to affiliates	—	—	—	—	241	(241)	—
Borrowed funds (repaid), net	—	(351)	—	—	(1)	—	(352)
Purchase and cancellation of common shares	(382)	—	—	—	—	—	(382)
Common shares issued on exercise of options	57	—	—	—	—	—	57
Preferred shares issued by a subsidiary	344	—	—	—	—	—	344

Cash used in financing activities	$(32)	$(351)	$(1,508)	$—	$(255)	$(161)	$(2,307)

Cash and short-term investments
Increase (decrease) during the year	$—	$28	$(240)	$(32)	$(1,604)	$—	$(1,848)
Currency impact on cash and short-term investments	—	—	—	—	1	—	1
Balance, January 1	—	9	977	104	7,133	—	8,223

Balance, March 31	$—	$37	$737	$72	$5,530	$—	$6,376

Composition of cash and short-term investments

Beginning of year
Gross cash and short-term investments	$—	$9	$977	$104	$7,469	$—	$8,559
Net payments in transit, included in other liabilities	—	—	—	—	(336)	—	(336)

Net cash and short-term investments, January 1	$—	$9	$977	$104	$7,133	$—	$8,223

End of year
Gross cash and short-term investments	$—	$37	$737	$72	$6,101	$—	$6,947
Net payments in transit, included in other liabilities	—	—	—	—	(571)	—	(571)

Net cash and short-term investments, March 31	$—	$37	$737	$72	$5,530	$—	$6,376

35     MFC 2005 Q1 Report

Condensed Consolidated Statement of Cash Flows

	Manulife			Consolidated
	Financial			Manulife
	Corporation	Other	Consolidation	Financial
For the three months ended March 31, 2004	(Guarantor)	Subsidiaries	Adjustments	Corporation

Operating activities
Net income	$564	$558	$(558)	$564
Adjustments for non-cash items in net income:
Decrease in actuarial liabilities and policy related items	—	315	—	315
Equity in net income of unconsolidated subsidiaries	(558)	—	558	—
Net realized investment gains and other investment items	—	(384)	—	(384)
Amortization of deferred policy acquisition costs and value of business acquired, net of capitalized amounts	—	(224)	—	(224)
Amortization of premium/discount	—	29	—	29
Other amortization	—	19	—	19
Future income tax expense	(3)	151	—	148
Stock based compensation	—	5	—	5
Non-controlling interest in subsidiaries	—	5	—	5

Net income adjusted for non-cash items	$3	$474	$—	$477
Changes in other operating assets and liabilities:	41	(667)	—	(626)

Cash provided by (used in) operating activities	$44	$(193)	$—	$(149)

Investing activities
Purchases and mortgage advances	$—	$(9,250)	$—	$(9,250)
Disposals and repayments	—	9,449	—	9,449
Purchase of preferred shares of unconsolidated subsidiary	(10)	—	10	—

Cash used in investing activities	$(10)	$199	$10	$199

Financing activities
Increase in repurchase agreements and securities sold but not yet purchased	$—	$207	$—	$207
Banking deposits, net	—	226	—	226
Common share dividends	(97)	—	—	(97)
Increase in notes payable to parent	—	72	(72)	—
Increase in notes receivable from subsidiaries	(72)	—	72	—
Increase in notes receivable from parent	—	(121)	121	—
Increase in notes payable to subsidiaries	121	—	(121)	—
Borrowed funds (repaid), net	—	4	—	4
Common shares issued on exercise of options	17	—	—	17
Preferred share dividends	(3)	—	—	(3)
Preferred shares issued by a subsidiary	—	72	(10)	62

Cash provided by (used in) financing activities	$(34)	$460	$(10)	$416

Cash and short-term investments
Increase (decrease) during the period	$—	$466	$—	$466
Currency impact on cash and short-term investments	—	50	—	50
Balance, beginning of period	—	5,554	—	5,554

Balance, March 31	$—	$6,070	$—	$6,070

Composition of cash and short-term investments

Beginning of period
Gross cash and short-term investments	$—	$5,877	$—	$5,877
Net payments in transit, included in other liabilities	—	(323)	—	(323)

Net cash and short-term investments, beginning of period	$—	$5,554	$—	$5,554

End of period
Gross cash and short-term investments	$—	$6,433	$—	$6,433
Net payments in transit, included in other liabilities	—	(363)	—	(363)

Net cash and short-term investments, March 31	$—	$6,070	$—	$6,070

Note 14 — Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

36     MFC 2005 Q1 Report